UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)


                             FORT BEND HOLDING CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                         (Title of Class of Securities)

                                   346824-10-S
                                 (CUSIP Number)

                                GEORGE B. HARROP
                         10190 OLD KATY ROAD, SUITE 350
                              HOUSTON, TEXAS 77043
                                 (713) 984-1298
                            EMAIL: VBH001@HAL-PC.ORG
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 29, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7b for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO. 346824-10-5                                          Page 2 of 6 Pages
--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   GEORGE B. HARROP
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |   PF, OO, BK
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
|      |   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |   UNITED STATES
--------------------------------------------------------------------------------
|                       | 7 | SOLE VOTING POWER
|  NUMBER OF            |   | 113,273(1),(2)
|  SHARES               --------------------------------------------------------
|  BENEFICIALLY         | 8 | SHARED VOTING POWER
|  OWNED BY             |   | 56,296(2),(3)
|                       --------------------------------------------------------
|                       | 9 | SOLE DISPOSITIVE POWER
|                       |   | 113,273(1),(2)
|                       --------------------------------------------------------
|                       |10 | SHARED DISPOSITIVE POWER
|                       |   | 56,296(2),(3)
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |   169,569(2),(4)
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
|      |   EXCLUDES CERTAIN SHARES                                   [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |   9.32%(4)
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON
|      |   IN
--------------------------------------------------------------------------------

-------------------------------                    ----------------------------
CUSIP No.:  346824-10-5                                  Page 3 of 6 Pages
-------------------------------                    ----------------------------


      (1) Includes 49,073 shares to be acquired upon conversion of presently convertible subordinated debentures.

      (2) Adjusted to reflect Fort Bend's Common Stock split 2 for 1 effected October 1, 1997.

      (3) These shares are held jointly by George B. Harrop and his wife and include 46,296 shares to be acquired upon conversion of presently convertible subordinated debentures

      (4) Based on 1,723,306 shares of Common Stock outstanding as of March 31, 1998 as stated in Fort Bend's Form 8-K filed May 8, 1998, plus 95,369 shares issuable upon conversion of convertible subordinated debentures held by George B. Harrop.

                                                               Page 4 of 6 Pages

ITEM 1.     SECURITY AND ISSUER

      The Statement on Schedule 13D (the "Schedule 13D"), filed on February 21, 1997, by George B. Harrop, relating to the beneficial ownership of common stock, par value $.01 per share (the "Common Stock") of Fort Bend Holding Corp., a corporation incorporated under the laws of Delaware (the "Company" or "Fort Bend") and amended and supplemented by Amendment No. 1 to the Schedule 13D, filed on March 7, 1997 by George B. Harrop, Amendment No. 2 to the Schedule 13D, filed on June 12, 1998 by George B. Harrop and Amendment No. 3 to the Schedule 13D, filed on June 22,1998 by George B. Harrop is hereby amended and supplemented as set forth below. Other than as set forth below, the Schedule 13D, as amended, is unchanged. Fort Bend maintains its principal executive offices at 3400 Avenue H, Rosenberg, Texas 77471.

ITEM 2.     IDENTITY AND BACKGROUND

      Item 2 of the Schedule 13D, as amended, is unchanged.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 of the Schedule 13D, as amended, is unchanged.

ITEM 4.     PURPOSE OF THE TRANSACTION

      Item 4 is amended as follows:

      Mr. Harrop submitted to the Company a letter, dated June 19, 1998 (the "Nomination Notice"), stating his intention to nominate himself as a Director of the Company at the Company's 1998 annual meeting of stockholders. Subsequent to the delivery of the Nomination Notice, Mr. Harrop met with an ad hoc Committee of the Board of Directors and with management of the Company. As a result of such meetings, Mr. Harrop has decided not to stand for election and has submitted a letter to the Board of Directors, attached as Exhibit A, withdrawing the Nomination Notice.

      Mr. Harrop will continue to monitor the Company to ensure that management and the board acts in the best interests of stockholders. Mr. Harrop may discuss Fort Bend from time to time with members of the management of Fort Bend, its Board of Directors and their advisers, may communicate with other shareholders and interested parties concerning Fort Bend, to the extent that such communication will not invoke provisions of the Company's Certificate of Incorporation which purport to limit rights of stockholders to act in concert, and may exercise any and all of his respective rights as a stockholder of Fort Bend in a manner consistent with his equity interests.

      Mr. Harrop may from time-to-time (i) acquire additional Common Stock (subject to availability at prices deemed favorable by Mr. Harrop) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Common Stock at prices deemed favorable to Mr. Harrop in the open market or in privately negotiated transactions or otherwise.

      Except as set forth above, Mr. Harrop does not have any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER

    Item 5 of the Schedule 13D, as amended, is unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Item 6 of the Schedule 13D, as amended, is unchanged.

                                                               Page 5 of 6 Pages

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Letter to Fort Bend Holding Corp. from George B. Harrop, dated
            June 29, 1998.

                                                               Page 6 of 6 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 29, 1998


                                          /S/ GEORGE B. HARROP
                                              George B. Harrop

                                   EXHIBIT A

                                GEORGE B. HARROP
                         10190 OLD KATY ROAD, SUITE 510
                              HOUSTON, TEXAS 77043

                                                                  (713) 984-1422
                                                       FACSIMILE: (713) 984-0804

                                 June 29, 1998

Board of Directors
Fort Bend Holding Corp.
3400 Avenue H
Rosenberg, Texas 77471

To the Board of Directors of Fort Bend Holding Corp.:

     The letter, dated June 19, 1998, submitted to Fort Bend Holding Company by Goerge B. Harrop (the "Nomination Notice") stating an intention to nominate myself as a Director of the Company is hereby withdrawn.

     If your require any additional information regarding this matter or have any questions or comments regarding any of the foregoing matters, please contact me at (713) 984-1298.


                                          Very truly yours,

                                          /s/ GEORGE B. HARROP
                                              George B. Harrop

GBH/ibs
Enclosures
cc:  Lane Ward, President of Fort Bend Holding Corp.
     Secretary of Fort Bend Holding Corp.